FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of April, 2005

                          GRANITE MORTGAGES 04-3 PLC
                    (Translation of registrant's name into
                                   English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                        (Address of principal executive
                                   offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                    (Translation of registrant's name into
                                   English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                        (Address of principal executive
                                   offices)


                        GRANITE FINANCE FUNDING LIMITED
                    (Translation of registrant's name into
                                   English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                        (Address of principal executive
                                   offices)




      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 04-3 PLC

                                     By:  L.D.C. Securitisation Director No. 1

                                     By:  /s/ Sharon Tyson
                                          ------------------------------------
                                     Name:   Sharon Tyson
                                     Title:  Director
Date:  June 9,2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:  /s/ Jonathan David Rigby
                                          ------------------------------------
                                     Name:   Jonathan David Rigby
                                     Title:  Director
Date:  June 9, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:  /s/ Daniel Le Blancq
                                          ------------------------------------
                                     Name:   Daniel Le Blancq
                                     Title:  Director
Date:  June 9, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-3 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Mortgages 04-1 Plc, Granite Mortgages 04-2 Plc, Granite Finance Trustee Limited, Granite Master Issuer Plc, Granite Finance Funding Limited and Granite Finance Funding 2 Limited Period 1 April 2005 - 30 April 2005

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                          333,713

Current Balance - Trust Mortgage Assets            (GBP)31,510,419,778

Current Balance - Trust Cash and other Assets       (GBP)1,330,999,213

Last Months Closing Trust Assets                   (GBP)26,366,183,821

Funding share                                      (GBP)18,607,050,762

Funding 2 share                                     (GBP)4,210,421,237

Funding and Funding 2 share                        (GBP)22,817,471,999

Funding and Funding 2 Share Percentage                    69.48%

Seller Share*                                      (GBP)10,023,946,991

Seller Share Percentage                                   30.52%

Minimum Seller Share (Amount)*                     (GBP)2,053,841,292

Minimum Seller Share (% of Total)                          6.25%

Excess Spread last quarter annualised (% of Total)         0.53%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

-------------------------------------------------------------------------------
                  Number     Principal (GBP)    Arrears (GBP)  By Principal (%)

< 1 Month        328,170     30,983,752,528          0                  98.33%

> = 1 < 3 Months  4,631        450,110,838       3,879,726               1.43%

> = 3 < 6 Months   713          60,890,145       1,367,747               0.19%

> = 6 < 9 Months   168          13,207,247         551,913               0.04%

> = 9 < 12 Months   27           2,142,344         129,857               0.01%

> = 12 Months       4             316,676           29,070               0.00%

Total            333,713     31,510,419,778      5,958,313             100.00%
-------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                        Number          Principal (GBP)           Arrears (GBP)

Total (since inception)   385            25,828,827                   1,269,215
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                                 143

Number Brought Forward                                                   110

Repossessed (Current Month)                                               33

Sold (since inception)                                                   242

Sold (current month)                                                      16

Sale Price/Last Loan Valuation                                           1.06

Average Time from Possession to Sale (days)                              134

Average Arrears at Sale                                             (GBP)3,025

Average Principal Loss (Since inception)*                            (GBP)166

Average Principal Loss (current month)**                            (GBP)1,208

MIG Claims Submitted                                                      6

MIG Claims Outstanding                                                    0

Average Time from Claim to Payment                                       41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                           Number               Principal (GBP)

Substituted this period                    68,777            (GBP)7,602,334,598

Substituted to date (since 26 March 2001)  631,014          (GBP)56,601,148,674
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                                                    % of CPR

Current Month % of CPR - Removals*                                   60.70%

Previous Month % of CPR - Removals*                                  58.30%

Current Month % of CPR - Non-Removals**                              39.30%

Previous Month % of CPR - Non-Removals**                             41.70%
-------------------------------------------------------------------------------
*Removals are loans that Northern Rock has repurchased from the Trust (e.g. Further Advances and Product Switches)
**Non-Removals are scheduled repayments, overpayments and redemptions

-------------------------------------------------------------------------------
                                            Monthly                Annualised

Current Month CPR Rate - Total               4.91%                   45.31%

Previous Month CPR Rate - Total              4.40%                   41.72%
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                         22.99

Weighted Average Remaining Term (by value) Years                     20.86

Average Loan Size                                                 (GBP)94,424

Weighted Average LTV (by value)                                      75.24%

Weighted Average Indexed LTV (by value)                              65.36%

Non Verified (by value)                                              41.22%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                              51.63%

Together (by balance)                                                22.07%

Capped (by balance)                                                   0.56%

Variable (by balance)                                                22.23%

Tracker (by balance)                                                  3.52%

Total                                                                100.0%
-------------------------------------------------------------------------------

Geographic Analysis

-------------------------------------------------------------------------------
                  Number       % of Total        Value (GBP)         % of Total

East Anglia       6,598           1.98%         629,039,116             2.00%

East Midlands     23,392          7.01%         1,998,784,362           6.34%

Greater London    40,254          12.06%        6,162,551,161          19.56%

North             35,147          10.53%        2,201,017,357           6.99%

North West        44,468          13.33%        3,399,309,268          10.79%

Scotland          43,204          12.95%        2,967,608,218           9.42%

South East        49,528          14.84%        6,375,392,661          20.23%

South West        21,418          6.42%         2,270,572,617           7.21%

Wales             13,740          4.12%         1,050,680,676           3.33%

West Midlands     21,868          6.55%         1,954,566,807           6.20%

Yorkshire         34,096          10.22%        2,500,897,535           7.94%

Total            333,713           100%         31,510,419,778          100%
-------------------------------------------------------------------------------

LTV Levels Breakdown

-------------------------------------------------------------------------------
                                  Number        Value (GBP)         % of Total

0% < 25%                          11,746         463,322,377             1.47%

> = 25% < 50%                     39,822        3,029,229,121            9.61%

> = 50% < 55%                     12,727        1,176,027,746            3.73%

> = 55% < 60%                     13,865        1,353,669,271            4.30%

> = 60% < 65%                     16,075        1,645,554,306            5.22%

> = 65% < 70%                     19,478        2,013,023,145            6.39%

> = 70% < 75%                     25,578        2,682,645,085            8.51%

> = 75% < 80%                     26,108        3,026,649,459            9.61%

> = 80% < 85%                     41,941        4,657,856,762           14.78%

> = 85% < 90%                     40,500        4,080,937,691           12.95%

> = 90% < 95%                     60,280        5,134,112,066           16.29%

> = 95% < 100%                    25,086        2,211,014,868            7.02%

> = 100%                           507            36,377,880             0.12%

Total                             333,713       31,510,419,778          100.0%
-------------------------------------------------------------------------------

Repayment Method

-------------------------------------------------------------------------------
                                  Number        Value (GBP)          % of Total

Endowment                         23,699        1,832,587,293           5.82%

Interest Only                     59,335        8,692,260,656          27.59%

Pension Policy                     572            58,343,223            0.19%

Personal Equity Plan              1,037           77,796,374            0.25%

Repayment                         249,070      20,849,432,232          66.17%

Total                             333,713      31,510,419,778         100.00%
-------------------------------------------------------------------------------

Employment Status

-------------------------------------------------------------------------------
                                  Number        Value (GBP)          % of Total

Full Time                         290,578      25,851,304,300          82.04%

Part Time                          4,315         284,481,852            0.90%

Retired                             459          14,647,182             0.05%

Self Employed                     35,180        5,200,205,484          16.50%

Other                              3,181         159,780,960            0.51%

Total                             333,713       31,510,419,778        100.00%
-------------------------------------------------------------------------------

--------------------------------------------------------------------
NR Current Existing Borrowers' SVR                6.84%

Effective Date of Change                      1 September 2004
--------------------------------------------------------------------

Notes   Granite Mortgages 04-3 plc

-------------------------------------------------------------------------------
                 Outstanding         Rating            Reference Rate    Margin
                                 Moodys/S&P/Fitch

Series 1

A1               $230,933,723        Aaa/AAA/AAA          3.11%           0.06%

A2            (euro)494,000,000      Aaa/AAA/AAA          2.21%           0.07%

A3              $1,248,100,000       Aaa/AAA/AAA          3.15%           0.10%

B                  $59,200,000        Aa3/AA/AA           3.21%           0.16%

M                  $31,400,000          A2/A/A            3.32%           0.27%

C                  $62,700,000      Baa2/BBB/BBB          3.64%           0.59%

Series 2

A1                $713,700,000       Aaa/AAA/AAA          3.19%           0.14%

A2            (euro)800,150,000      Aaa/AAA/AAA          2.28%           0.14%

B              (euro)74,400,000       Aa3/AA/AA           2.42%           0.28%

M              (euro)57,900,000        A2/A/A             2.51%           0.37%

C             (euro)139,050,000     Baa2/BBB/BBB          2.94%           0.80%

Series 3

A1             (GBP)411,250,000      Aaa/AAA/AAA          5.17%           0.18%

                                                                    Fixed until
A2             (GBP)600,000,000      Aaa/AAA/AAA          5.515%        09/2011

B                (GBP)54,350,000      Aa3/AA/AA           5.34%           0.35%

M                (GBP)42,250,000        A2/A/A            5.44%           0.45%

C                (GBP)99,450,000     Baa2/BBB/BBB         5.87%           0.88%
-------------------------------------------------------------------------------

Credit Enhancement

-------------------------------------------------------------------------------
                                                         % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)  (GBP)237,352,601                  6.27%

Class C Notes ((GBP) Equivalent)        (GBP)229,275,589                  6.05%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                             % of Funding Share

Class B and M Notes ((GBP) Equivalent)  (GBP)237,352,601                  1.28%

Class C Notes ((GBP) Equivalent)        (GBP)229,275,589                  1.23%

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Granite Mortgages 04-3 Reserve           (GBP)48,000,000                  0.26%
Fund Requirement

Balance Brought Forward                  (GBP)48,000,000                  0.26%

Drawings this Period                           (GBP)0                     0.00%

Excess Spread this Period                  (GBP)6,860,652                 0.04%

Funding Reserve Fund Top-up this Period*  -(GBP)6,860,652                -0.04%

Current Balance                           (GBP)48,000,000                 0.26%
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Funding Reserve Balance                   (GBP)69,609,984                 0.37%

Funding Reserve %                              1.0%                         NA
-------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415%, the Granite 04-3 issuer reserve fund will step up to 1.38% and the Funding 2 reserve fund required amount increases by (GBP)5 million. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27%, the funding reserve target will step up by 0.10% and the funding 2 reserve fund required amount increases by (GBP)5 million. If the breach is rectified only the funding 2 reserve fund required amount will reduce to its original target.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.